

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-mail
Jack Wagenti
Chief Executive Officer
American International Ventures, Inc.
6004 Tealside Court
Lithia, FL 33547

> **Re: American International Ventures, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed June 3, 2013**
> **File No. 000-30368**

Dear Mr. Wagenti:

We have reviewed your responses to the comments in our letter dated March 26, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Description of Placer Gold Prospecting, Inc.'s Business, page 5

1. We note your response to our prior comment 1 and reissue in part. For each property discussed in this section, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

    *   A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

    *   A graphical bar scale or representation of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

    *   A north arrow.

    *   An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

    *   A title of the map or drawing, and the date on which it was drawn.

    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In this regard, we note that you have not included maps for the

American Metallic Mine or the Placeritas Mine properties. Additionally, we note that the included maps do not include index maps showing where the properties are situated in relationship to the state or other geographical area or the means of access to the properties. Please include or revise each map as applicable.

2. We note your response to our prior comment 2 and reissue in part. For each property discussed in this section, please revise to include the information required under paragraph (b) of Industry Guide 7. In this regard, please revise each property location description to clearly explain the location of each property. Please disclose the state or other geographical area where each property is located to include references to the nearest town or city. Please also revise each property location description to clearly explain the means of access to each property to include references to the nearest highway or interstate. Additionally, please revise each property rock formation and mineralization description to clearly explain the rock formations and mineralization of each property or provide a glossary, if necessary. In this regard, we note that the current descriptions do not appear to be specific to the individual properties and use terms or phrases which are either not defined or appear overly technical in nature. Please revise each description accordingly.

Other

3. We note that the company is currently delinquent with respect to its reporting obligations under the Exchange Act. In this regard, we note that the company has not yet filed its Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2012 or February 28, 2013. We also note that you were sent a letter dated May 16, 2013 with respect to this delinquency. Further, we note that you have informed the staff that you intend to file these delinquent periodic reports by mid-July 2013. Please file these delinquent periodic reports as soon as possible and confirm that there has not been a change to your timing estimate.

4. We note your response to our prior comment 11 and reissue. At the conclusion of our letter to you dated March 26, 2012, we asked for a written statement from the company with certain acknowledgments. We note that those acknowledgements have been provided by counsel in response letters. However, the request is for a written statement from *the company*. As such, please provide us with a *separate letter signed by an authorized representative of the company* that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter, below.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        M. David Sayid, Esq.